October 31, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mindy Hooker and Jeff Gordon
Division of Corporation Finance
Office of Manufacturing

Re:	Honeywell International Inc.
Form 10-K for the year ended December 31, 2021
Filed February 11, 2022
Form 8-K filed July 28, 2022
File No. 1-08974

Dear Ms. Hooker and Mr. Gordon:
I am writing in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Mr. Robert Mailloux, Vice President and Controller of Honeywell International Inc., a Delaware corporation (the “Company”), related to the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) and the Company’s Form 8-K filed July 28, 2022 (the “July 2022 Form 8-K”).
For your convenience, the Company has set forth below the Staff’s comments in bold and italics, followed by the Company’s responses thereto. All references to page numbers in the Company’s responses are to the pages of the 2021 Form 10-K or the July 2022 Form 8-K, as applicable.
The Company respectfully submits the following as its responses to the Staff:
Form 10-K for the year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, Customers and Suppliers, page 16

1.We note from your disclosure on page three that you have implemented and continue to identify actions to mitigate the effect of supply chain constraints and rising costs for materials and labor. You also disclose on page eight that you have implemented short-term and long-term strategies to reduce the impacts of current and future disruptions of the supply chain for certain raw materials. In future periodic filings, please provide a more comprehensive

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 31, 2022

discussion explaining the mitigation efforts you have undertaken and discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products. Please also discuss whether supply chain disruptions materially effect your outlook or business goals.

The Company acknowledges the Staff’s comment and will include the requested disclosure where relevant in our future Form 10-Q and Form 10-K filings, such as the Raw Materials section of our future Form 10-K filings.
Results of Operations, page 17

2.Where you identify two or more factors that contributed to material changes in financial statement line items, please expand your disclosures to quantify the individual impact of each factor; for example, we note you have identified multiple factors contributing to the decrease in revenue for Defense and Space within your Aerospace segment. Please note this comment applies to all future periodic reporting as we note similar instances in your Form 10-Q for the period ended June 30, 2022. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and, where the disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations identifies two or more factors that contribute to material changes in financial statement line items, the Company will include disclosures to define the impact of each factor to the applicable financial statements line item in future Form 10-Q and Form 10-K filings.
Liquidity and Capital Resources, page 39

3.Given the significance of your foreign operations, please revise future disclosures to quantify the amount of cash and cash equivalents held in foreign jurisdictions as of the most recent period end, and address the potential impact on your liquidity of holding cash outside the U.S. Additionally, if your cash is located in various tax jurisdictions with differing tax rates, please expand your liquidity disclosure to address the potential tax consequences (if any) of repatriating cash from foreign tax jurisdictions. To the extent you believe cash is indefinitely reinvested in foreign entities and is not likely to be repatriated for any foreseeable purpose, please disclose that viewpoint.

The Company acknowledges the Staff’s comment and will include the amount of cash and cash equivalents held in foreign jurisdictions and the impact to the Company’s liquidity in the Liquidity and Capital Resources section of our future Form 10-Q and Form 10-K filings. To the extent material, the Company will disclose the potential tax consequences of repatriating cash and cash equivalents held in foreign jurisdictions.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 31, 2022

Cash Flow Summary, page 40

4.In future filings, please expand your narrative to quantify and more fully discuss the primary reasons for the significant changes in working capital between periods. In this regard we note higher inventory and accounts payable balances. Please explain the underlying factors causing these increases. Refer to Section IV.B.1 of SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and, where the Company identifies in the Cash Flow Summary significant changes in working capital between periods, the Company will include disclosures to define the impact of the primary factors driving material changes to the Company’s working capital in future Form 10-Q and Form 10-K filings.
Form 8-K filed July 28, 2022

Exhibit 99, page 1

5.We note in the discussion on page one that several non-GAAP financial measures were referenced without any discussions of corresponding GAAP financial measures. Please revise future earnings reports to provide discussions of financial measures on a GAAP basis with equal or greater prominence to the non-GAAP financial measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and has provided discussions of financial measures on a GAAP basis with equal or greater prominence to the non-GAAP financial measures in the earnings report furnished on Form 8-K for the quarter ended September 30, 2022, and will continue to do so in future earnings reports furnished on Form 8-K.
Exhibit 99, page 15

6.In your reconciliation of adjusted diluted earnings per share, you present adjustments net of tax. Please revise your reconciliations in future filings to present the tax effects of non-GAAP adjustments as a separate adjustment and provide an explanation of how the tax impacts are calculated. Please refer to Question 102.11 of the Compliance & Disclosures.

The Company acknowledges the Staff’s comment and has quantified the tax effects of individual non-GAAP adjustments in the footnotes to the reconciliation of Earnings per Share to Adjusted Earnings per Share and has provided an explanation of how the tax impacts are calculated for individual non-GAAP adjustments in the earnings report furnished on Form 8-K for the quarter ended September 30, 2022, and will continue to do so in future earnings reports furnished on Form 8-K as applicable.

* * *

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 31, 2022

Should you have any questions or comments with respect to the above, or believe that a call would be helpful in any way, please do not hesitate to contact me at (704) 627-6200.

Sincerely,

/s/ Robert Mailloux

Robert Mailloux
Vice President and Controller

cc:	Greg Lewis
Senior Vice President and Chief Financial Officer
Honeywell International Inc.

Anne Madden
Senior Vice President and General Counsel
Honeywell International Inc.

Su Ping Lu
Vice President and General Counsel, Corporate and ESG
Deputy Corporate Secretary
Honeywell International Inc.